Total # of Exhibits: 7
Exhibit Index: Pgs 2-3

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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

MAR 31. 2004

For the month of March 2004 (Second Filing)

Commission File Number: 0-28800

P.E. 3/1/04

Durban Roodepoort Deep, Limited
(Translation of registrant's name into English)

PROCESSED
APR 02 2004
THOMSON FINANCIAL

45 Empire Road, Parktown, Johannesburg South Africa, 2193
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): **X**

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

45437483.1

Attached to the Registrant's Form 6-K Filing for the month of March 2004, and incorporated by reference herein, are:

Exhibit No.	Description	Page
1.	(i) the Registrant's application to the JSE, dated February 4, 2004, relating to the listing of 2,254,862 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 4, 2004 relating to the listing of 2,254,862 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 2,254,862 ordinary shares.	6
2.	(i) the Registrant's application to the JSE, dated February 4, 2004, relating to the listing of 1,150,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 4, 2004 relating to the listing of 1,150,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 1,150,000 ordinary shares.	14
3.	(i) the Registrant's application to the JSE, dated February 5, 2004, relating to the listing of 43,300 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 9, 2004 relating to the listing of 43,300 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 43,400 ordinary shares.	22
4.	(i) the Registrant's application to the JSE, dated February 12, 2004, relating to the listing of 168,858 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 12, 2004 relating to the listing of 168,858 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 168,858 ordinary shares.	31
5.	(i) the Registrant's application to the JSE, dated February 13, 2004, relating to the listing of 76,292 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 17, 2004 relating to the listing of 76,292 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 76,292 ordinary shares.	40

6. (i) the Registrant's application to the JSE, dated February 16, 2004, relating to the listing of 6,795,138 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 17, 2004 relating to the listing of 6,795,138 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 6,795,138 ordinary shares.

7. (i) the Registrant's application to the JSE, dated February 17, 2004, relating to the listing of 44,481 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 18, 2004 relating to the listing of 44,481 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 44,481 ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DURBAN ROODEPOORT DEEP, LIMITED

By: 

Andrea Townsend
Company Secretary

Dated: March 30, 2004

Exhibit 1



DURBAN ROODEPOORT DEEP, LIMITED

2004 02 04.

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 2 254 862 NEW ORDINARY NO PAR VALUE SHARES IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of 2 254 862 new ordinary no par value shares in Durban Roodepoort Deep, Limited on 04 February 2004. The 2 254 862 new ordinary shares will be issued to Investec Group Limited in terms of the blanket approval to issue shares for cash obtained at the annual general meeting of shareholders held on 28 November 2003. The issue price is (R17.4953) per share. This represents a discount of 5% to the 10-day trade weighted average price per ordinary share on the NASDAQ at the close of trade on 30 December 2003.

In support of this application, we submit the following information in accordance with the Listings Requirements:

1. Full name of company: Durban Roodepoort Deep, Limited
2. Registered address: 45 Empire Road, Parktown, 2193
3. Transfer Secretaries: Ultra Registrars, 11 Diagonal Street, Johannesburg, 2001

4. Stated Capital at present:

Authorised:	300 000 000 ordinary no par value shares
Issued:	222 555 930 ordinary no par value shares
Stated Capital Account:	R2 985 415 014.09

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

5. **Stated Capital after this issue:**

Authorised:	300 000 000 ordinary no par value shares
Issued:	224 810 792 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 985 415 014.09
This issue	R 39 449 487.15
Listing expenses	R 35 978.40
TOTAL	R3 024 828 522.84

6. **Terms of the new ordinary shares:**

   The new ordinary shares will rank pari passu in all respects with the existing ordinary shares in issue

7. **Listing fee:** Cheque amounting to R35 978.40 is attached

8. Number of public shareholders holding Durban Roodepoort Deep, Limited ordinary shares 6 189 - 99.92%

9. The new ordinary shares will be allotted and share certificates issued on 04 February 2004.

In support of this application, we attach a certified copy of the resolution of the directors of the company authorising this application.

Yours faithfully



Director



Secretary

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 12 DECEMBER 2003

RESOLVED:

THAT the Company grant Investec Bank (Mauritius) Limited (Investec) an option whereby IBL will have the right to acquire **up to 10 200 000** (ten million two hundred thousand) new ordinary Durban Roodepoort Deep Limited ("DRD") shares at a discount of 5% to the 10-day trade weighted average price per ordinary share on NASDAQ at the close of trade the day the option is exercised, and

THAT Mr. Wayne Koonin, in his capacity as Divisional Director Group Finance, or Mr. Anton Lubbe, in his capacity as Divisional Director Growth & Technical Services, be authorised and they are hereby authorized to sign the option agreement on behalf of the Company, and

THAT the granting of such option and the signing of such option agreement be subject to the final approval by the JSE in respect of the share issue.

CERTIFIED A TRUE COPY



Secretary



Date



SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

4 February 2004
REF: MR/tm/10668

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 4 February 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 5 February 2004 in respect of 2 254 862 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R3 024 828 522-84 divided into 224 810 792 ordinary shares of no par value.

Thank you for payment of R35 978-40 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 04-02-2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 00	ord	500 000	Cum-Pref	0-10	500 000-00
Total	Total			Total	R 500 000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 10-02-2004

Name of company Durban Roodepoort Deep, Limited

Postal address P. O. Box 390
Maraisburg
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

2004-02-18

Date stamp of Companies Registration Office

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
222 555 930	ORD	(1)	(2)	500 000	Cum Pref	0-10	500 000-00
Total 222 555 930		Total	R	Total		Total	R 500 000-00

(1) 13,41422362
(2)(3) 2985415014-09

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 500 000-00

Stated capital ______ R 2985 415 014-09

Premium account ______ R ______

Total issued capital ______ R 2985915 014-09

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
2254862	ORD	17.4953	39449 487-15					
Total 2254862		Total	R 39449487-15	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) Contract Attached

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
[illegible]			

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
224 810 792	ORD	①	②	5000 000	Cum Pref	0-10	—	—	500 000-00
Total 224 810 792		Total	R	Total			Total	R	500 000-00

① 131 454 996 95   ②③ 3024 828 522-84

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-00

State capital R 3024 828 522-84

Premium account R

Total issued capital R 3025 328 522-84

Certified correct.

Date 10-02-2004 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED Capital Account

Balance B/F	2985 415 014-09
This issue	39 449 487-15
Listing Expenses	35 978-40
	3024 828 522-84

Exhibit 2



DURBAN ROODEPOORT DEEP, LIMITED

2004 02 04

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 1 150 000 NEW ORDINARY NO PAR VALUE SHARES IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of 1 150 000 new ordinary no par value shares in Durban Roodepoort Deep, Limited on 04 February 2004. The 1 150 000 new ordinary shares will be issued to Investec Group Limited in terms of the blanket approval to issue shares for cash obtained at the annual general meeting of shareholders held on 28 November 2003. The issue price is (R24.2867) per share. This represents a discount of 5% to the 10-day trade weighted average price per ordinary share on the NASDAQ at the close of trade on 02 February 2004.

In support of this application, we submit the following information in accordance with the Listings Requirements:

1. Full name of company: Durban Roodepoort Deep, Limited
2. Registered address: 45 Empire Road, Parktown, 2193
3. Transfer Secretaries: Ultra Registrars, 11 Diagonal Street, Johannesburg, 2001

4. Stated Capital at present:

Authorised:	300 000 000 ordinary no par value shares
Issued:	221 405 930 ordinary no par value shares
Stated Capital Account:	R2 957 521 236.56

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman); I L Murray (Chief Executive Officer and Chief Financial Officer);
D C Baker * *; D J M Blackmur* *; G C Campbell *; R P Hume; M P Ncholo; Alternate: A Lubbe; D T van der Mescht
Company Secretary: A I Townsend

5. **Stated Capital after this issue:**

Authorised:	300 000 000 ordinary no par value shares
Issued:	222 555 930 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R2 957 521 236.56
This issue	R 27 929 755.93
Listing expenses	R 35 978.40
TOTAL	R2 985 415 014.09

6. **Terms of the new ordinary shares:**

   The new ordinary shares will rank pari passu in all respects with the existing ordinary shares in issue

7. **Listing fee:** Cheque amounting to R35 978.40 is attached

8. Number of public shareholders holding Durban Roodepoort Deep, Limited ordinary shares 6 189 - 99,92%

9. The new ordinary shares will be allotted and share certificates issued on 04 February 2004.

In support of this application, we attach a certified copy of the resolution of the directors of the company authorising this application.

Yours faithfully

R.P. Hume

....
Director

....
Secretary

....
Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 12 DECEMBER 2003

RESOLVED:

THAT the Company grant Investec Bank (Mauritius) Limited (Investec) an option whereby IBL will have the right to acquire **up to 10 200 000** (ten million two hundred thousand) new ordinary Durban Roodepoort Deep Limited ("DRD") shares at a discount of 5% to the 10-day trade weighted average price per ordinary share on NASDAQ at the close of trade the day the option is exercised, and

THAT Mr. Wayne Koonin, in his capacity as Divisional Director Group Finance, or Mr. Anton Lubbe, in his capacity as Divisional Director Growth & Technical Services, be authorised and they are hereby authorized to sign the option agreement on behalf of the Company, and

THAT the granting of such option and the signing of such option agreement be subject to the final approval by the JSE in respect of the share issue.

CERTIFIED A TRUE COPY



Secretary

12/12/2003

Date


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

4 February 2004
REF: MR/tm/10667

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 4 February 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 5 February 2004 in respect of 1 150 000 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R2 985 415 014-05 divided into 222 555 930 ordinary shares of no par value.

Thank you for payment of R35 978-40 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 04 - 02 - 2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 00	ORD	5000 000	Cum-Pref	0-10	500 000-00
Total	Total			Total	R 500 000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 10-02-2004

Name of company Durban Roodepoort Deep, Limited

Postal address P. O. Box 390

Maraisburg

1700

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date of receipt by Registrar of Companies

2004 -02- 18

Date stamp of companies Registration Office

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
221 405 930	ORD	(1)	(2)	5000 000	Cum Pref	0-10	500 000-00
Total 221 405 930		Total	R	Total		Total	R 500 000-00

(1) 13,35791338 (2) (5) 2957 521 236-56

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 500 000-00

Stated capital ______ R 2957 521 236-56

Premium account ______ R

Total issued capital ______ R 2958 021 236-56

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
1150 000	ORD	24.2867	27929755-93					
Total 1150 000		Total	R 27929755-93	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

Contract attached

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
[illegible]			

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
222 555 930	ORD	①	②	5000 000	Cum Pref	0-10	–	–	500 000-00
Total 222 555 930		Total	R	Total			Total	R	500 000-00

① 13, 414 22362 ② ③ 2985 415 014-09

Summary of total issued capital as at the date of this return.

Amount of issued paid-up capital R 500 000-00

State capital R 2985 415 014-09

Premium account R

Total issued capital R 2985 915 014-09

Certified correct.

Date 10-02-2004 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED Capital Account

Balance B/F	2957 521 236-56
This issue	27929755-93
Listing Expenses	35978-40
	2985 415 014-09

Exhibit 3



DURBAN ROODEPOORT DEEP, LIMITED

2004 02 05

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 43 300 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

No. of Shares	Issue Price:
25 000	15.81
15 000	10.54
3 300	19.05

The new ordinary shares are to be listed on 05 February 2004 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	224 810 792 ordinary no par value Shares
Stated Capital Account:	R3 024 828 522.84

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	224 854 092 ordinary no par value shares
Stated Capital Account:	
Balance B/F	R3 024 828 522.84
This issue	R 616 215.00
Total	R3 025 444 737.84

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 05 February 2004.

Block listing calculation:

Balance b/f	R15 088 906.44
This issue	R 616 215.00
Balance available	R14 472 691.44

Yours faithfully



Director



Secretary

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY

[signature]
SECRETARY

5/2/04
DATE


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

09 February 2004
REF: MR/tm/10692

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 5 February 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 10 February 2004 in respect of 43 300 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R3 025 444 737-84 divided into 224 854 092 ordinary shares of no par value.

A balance of R15 088 906-44 has been brought forward from your previous application dated 9 January 2004. The issue price of the shares which are the subject of this application is R616 215-00 which leaves a balance of R14 472 691-44 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 05-02-2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 00	ORD	500 000	Cum-Pref	0-10	500 000-00
Total	Total			Total	R 500 000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 10-02-2004

Name of company Durban Roodepoort Deep, Limited

Postal address P.O. Box 390
Maraisburg
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES
2004-02-18
REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

Date stamp of Companies Registration Office

Registrar of Companies

DC Baker	25 000	R15.81
DC Baker	15 000	R10.54
DC Baker	3 300	R19.05

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
224810792	ORD	(1)	(2)	5000 000	Cum Pref	0-10	500 000-00
Total 224810792		Total	R	Total		Total	R 500 000-00

(1) 13,45499695 (2) (3) 3024 828 522-84

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 3024 828 522-84

Premium account R

Total issued capital R 3025 328 522-84

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
25000	ORD	15.81	395250					
15000	ORD	10.54	158100					
3300	ORD	19.05	62865					
Total 43 300		Total	R 616215-00	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottees to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUE I.T.O EMPLOYEE SHARE OPTIONS

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
224 854092	ORD	(1)	(2)	500 000	Cum Pref	0-10	–	–	500 000-00
Total 224 854092		Total	R	Total				Total R	500 000-00

(1) 13,45 514644 (2)(3) 3025 444737-84

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-00

State capital R 3025 444 737-84

Premium account R

Total issued capital R 3025 944 737-84

Certified correct.

Date 10 - 02 - 2004 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL Account

Balance B/C	3024 828 522 - 84
This issue	616 215 - 00
	3025 444 737 - 84

Exhibit 4



DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2004 02 12

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 168 858 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

No. of Shares	Issue Price:
1 847	19.05
9 375	15.81
4 798	18.51
25 000	7.26
68 664	18.51
25 000	19.05
9 375	15.81
8 649	18.51
16 150	19.05

The new ordinary shares are to be listed on 12 February 2004 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	224 854 092 ordinary no par value Shares
Stated Capital Account:	R3 025 444 737.84

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman); I L Murray (Chief Executive Officer and Chief Financial Officer);
D C Baker * *; D J M Blackmur* *; G C Campbell *; R P Hume; M P Ncholo. Alternate: A Lubbe; D T van der Mescht
Company Secretary: A I Townsend

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	225 022 950 ordinary no par value shares
Stated Capital Account:	
Balance B/F	R3 025 444 737.84
This issue	R 2 816 904.96
Total	R3 028 261 642.80

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 12 February 2004.

Block listing calculation:

Balance b/f	R14 472 691.44
This issue	R 2 816 904.96
Balance available	R11 655 786.48

Yours faithfully

R. P. H

Director

Secretary

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

12/02/04

DATE


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

12 February 2004
REF: MR/jvdm/10729

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 12 February 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 13 February 2004 in respect of 168 858 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R3 028 261 642-80 divided into 225 022 950 ordinary shares of no par value.

A balance of R14 472 691-44 has been brought forward from your previous application dated 5 February 2004. The issue price of the shares which are the subject of this application is R2 816 904-96 which leaves a balance of R11 655 786-48 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 12-02-2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 00	ORD	5000 000	Cum-Pref	0-10	500 000-00
Total	Total			Total	R 500 000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 19-02-2004

Name of company Durban Roodepoort Deep, Limited

Postal address P.O. Box 390
Maraisburg
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2004-02-24

REGISTRAR OF COMPANIES AND OF CLOSE CORPORATIONS

NAME	NO OF SHARES	ISSUE PRICE:
MW Thompson	1 847	R19.05
A Beyers	9 375	R15.81
A Beyers	4 798	R18.51
F H Coetzee	25 000	R7.26
F H Coetzee	68 664	R18.51
F H Coetzee	25 000	R19.05
J H Dissel	9 375	R15.81
J H Dissel	8 649	R18.51
J H Dissel	16 150	R19.05

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
224 854 092	ORD	(1)	(2)	5000 000	Cum Pref	0-10	500 000-00
Total 224 854 092		Total	R	Total		Total	R 500 000-00

(1) 13,4551644 (2) (3) 3025 444 737-84

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ____ R 500 000-00

Stated capital ____ R 3025 444 737-84

Premium account ____ R ____

Total issued capital ____ R 3025 944 737-84

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
1847	ORD	19-05	35185-35			R	R	R
9375	ORD	15-81	148218-75					
4798	ORD	18-51	88810-98					
25 000		7-26	181500					
68 664		18-51	1270970-44					
25 000	ORD	19-05	476250					
9375		15-81	148218-75					
8649	ORD	18-51	160092-99					
16150	ORD	19-05	307657-50					
Total 168 858		Total	R 2816904-76	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) Shares Issue I.T.O. Employee Share options

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
		List	
	— — See Attached		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
225 022 950	ORD	①	②	5000 000	Cum Pref	0-10	–	–	500 000-00
Total 225022950		Total R		Total			Total R		500 000-00

① 13,45756795 ②|③ 3028 261 642-80

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital .... R 500 000-00

State capital .... R 3028 261 642-80

Premium account .... R

Total issued capital .... R 3028 761 642-80

Certified correct.

Date 19-02-2004 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

Balance B/F	3025 444 737-84
This issue	2 816 904-96
	3028 261 642-80

Exhibit 5



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2004 02 13

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 76 292 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

No. of Shares	Issue Price:
25 000	7.26
6 000	6.18
3 000	7.26
239	18.51
2 053	19.05
40 000	4.52

The new ordinary shares are to be listed on 13 February 2004 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	225 022 950 ordinary no par value Shares
Stated Capital Account:	R3 028 261 642.80

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	225 099 242 ordinary no par value shares
Stated Capital Account:	
Balance B/F	R3 028 261 642.80
This issue	R 464 693.54
Total	R3 028 726 336.34

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 13 February 2004.

Block listing calculation:

Balance b/f	R11 655 786.48
This issue	R 464 693.54
Balance available	R11 191 092.94

Yours faithfully



Director



Secretary

....

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

13/02/04

DATE


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

17 February 2004
REF: MR/jvdm/10760

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 13 February 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 18 February 2004 in respect of 76 292 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R3 028 726 336-34 divided into 225 099 242 ordinary shares of no par value.

A balance of R11 655 786-48 has been brought forward from your previous application dated 12 February 2004. The issue price of the shares which are the subject of this application is R464 693-54 which leaves a balance of R11 191 092-94 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 13 - 02 - 2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 00	ORD	500 000	Cum-Pref	0-10	500 000-00
Total	Total			Total	R 500 000-00

3. *Shares subscribed for in memorandum of association:*

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 19-02-2004

Name of company Durban Roodepoort Deep, Limited

Postal address P.O. Box 390
Maraisburg
1700

Date of receipt by Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE EN VAN BESLOTE KORPORASIES

Date stamp of companies Registration Office

2004 -02- 24

NAME	NO. OF SHARES	ISSUE PRICE:
D T van der Mescht	25 000	R7.26
N H Gouws	6 000	R6.18
N H Gouws	3 000	R7.26
V J Thomsen	239	R18.51
V J Thomsen	2 053	R19.05
B Enslin	40 000	R4.52

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
225 022 950	ORD	(1)	(2)	5000 000	Cum Pref	0-10	500 000-00
Total 225 022950		Total	R	Total		Total	R 500 000-00

(1) 13,45756795 (2)(3) 3028 261 642-80

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ______ R 500 000-00

Stated capital ______ R 3028 261 642-80

Premium account ______ R ______

Total issued capital ______ R 3028 761 642-80

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
25000	ORD	7-26	181500					
6000	ORD	6-18	37080					
3000		7-26	21780					
229	ORD	18-51	4423-89					
2053		19-05	39109-65					
40 000	ORD	4-52	180 800					
Total 76292		Total	R 464693-54	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.) SHARES ISSUE I.T.O Employee Share Option

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
	See attached list		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
225 099 242	ORD	(1)	(2)	5000 000	Cum Pref	0-10	–	–	500 000-00
Total 225099242		Total	R	Total			Total	R	500 000-00

(1) 13,45507123 (2)(3) 3028 726 336-34

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R 500 000-00

State capital ______ R 3028 726 336-34

Premium account ______ R ______

Total issued capital ______ R 3029 226 336-34

Certified correct.

Date 19-02-2004 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED Capital Account

Balance B/F	3028 261 642-80
This issue	464 693-54
	3028 726 336-34

Exhibit 6



DURBAN ROODEPOORT DEEP, LIMITED
(Reg No 1895/000926/06)

2004 02 16

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 6 795 138 NEW ORDINARY NO PAR VALUE SHARES IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of 6 795 138 new ordinary no par value shares in Durban Roodepoort Deep, Limited on 16 February 2004. The 6 795 138 new ordinary shares will be issued to Investec Group Limited in terms of the blanket approval to issue shares for cash obtained at the annual general meeting of shareholders held on 28 November 2003. The issue price is US$ 3.3043 (R22.08) per share. This represents a discount of 7.88% to the 30-day trade weighted average price per ordinary share on the NASDAQ at the close of trade on 12 February 2004.

In support of this application, we submit the following information in accordance with the Listings Requirements:

1. Full name of company: Durban Roodepoort Deep, Limited
2. Registered address: 45 Empire Road, Parktown, 2193
3. Transfer Secretaries: Ultra Registrars, 11 Diagonal Street, Johannesburg, 2001

4. **Stated Capital at present:**

Authorised:	300 000 000 ordinary no par value shares
Issued:	225 099 242 ordinary no par value shares
Stated Capital Account:	R3 028 726 336.34

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022
Directors: M M Wellesley-Wood* (Chairman); I L Murray (Chief Executive Officer and Chief Financial Officer);
D C Baker * *; D J M Blackmur* *; G C Campbell *; R P Hume; M P Ncholo; Alternate: A Lubbe; D T van der Mescht
Company Secretary: A I Townsend

5. **Stated Capital after this issue:**

Authorised:	300 000 000 ordinary no par value shares
Issued:	231 894 380 ordinary no par value shares
Stated Capital Account:	
Balance b/f	R3 028 726 336.34
This issue	R 150 036 647.04
Listing expenses	R 79 177.56
TOTAL	R3 178 683 805.82

6. **Terms of the new ordinary shares:**

   The new ordinary shares will rank pari passu in all respects with the existing ordinary shares in issue

7. **Listing fee:** Cheque amounting to R79 177.56 is attached

8. Number of public shareholders holding Durban Roodepoort Deep, Limited ordinary shares 6 189 - 99.92%

9. The new ordinary shares will be allotted and share certificates issued on 16 February 2004.

In support of this application, we attach a certified copy of the resolution of the directors of the company authorising this application.

Yours faithfully



Director



Secretary

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 12 DECEMBER 2003

RESOLVED:

THAT the Company grant Investec Bank (Mauritius) Limited (Investec) an option whereby IBL will have the right to acquire **up to 10 200 000** (ten million two hundred thousand) new ordinary Durban Roodepoort Deep Limited ("DRD") shares at a discount of 5% to the 10-day trade weighted average price per ordinary share on NASDAQ at the close of trade the day the option is exercised, and

THAT Mr. Wayne Koonin, in his capacity as Divisional Director Group Finance, or Mr. Anton Lubbe, in his capacity as Divisional Director Growth & Technical Services, be authorised and they are hereby authorized to sign the option agreement on behalf of the Company, and

THAT the granting of such option and the signing of such option agreement be subject to the final approval by the JSE in respect of the share issue.

CERTIFIED A TRUE COPY


Secretary


Date


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

17 February 2004
REF: MR/jvdm/10751

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : ISSUE OF SHARES FOR CASH

Your application for listing dated 16 February 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 18 February 2004 in respect of 6 795 138 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R3 178 683 805-82 divided into 231 894 380 ordinary shares of no par value.

Thank you for payment of R79 177-56 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 16-02-2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD	5 000 000	Cum-Pref	0-10	500 000-00
Total	Total			Total	R 500 000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 19-02-2004

Name of company Durban Roodepoort Deep, Limited

Postal address P.O. Box 390
Maraisburg
1700

Date of receipt by
Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES

Date stamp of companies
Registration Office

2004-02-24

REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
225 099 242	ORD	①	②	500 000	Cum Pref	0-10	500 000-00
Total 225 099 242		Total	R	Total		Total	R 500 000-00

① 13,145507123 ②③ 3028 726 336-34

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 500 000-00

Stated capital R 3028 726 336-34

Premium account R

Total issued capital R 3029 226 336-34

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
6795138	ORD	22.08	150036647-04					
Total 6795138		Total	R 150036647-04	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

Contract Attached

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
Investec Bank		6795138	ORD

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
231 894 380	ord	(1)	(2)	500 000	Cum Pref	0-10	-	-	500 000-00
Total 231 894 380		Total R		Total			Total R		500 000-00

(1) 13,70746373

(2) (3) 3178 683 805-82

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 500 000-00

State capital R 3178 683 805-82

Premium account R

Total issued capital R 3179 183 805-82

Certified correct.

Date 19-02-2004 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL ACCOUNT

Balance B/F	3028 726 336-34
This issue	150 036 647-04
Listing expenses	79 177-56
	3178 683 805-82

Exhibit 7



DURBAN ROODEPOORT DEEP, LIMITED

(Reg No 1895/000926/06)

2004 02 17

The Director
Listings and Markets Division
The JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane
SANDOWN

Dear Sir

APPLICATION FOR THE LISTING OF 44 481 NEW ORDINARY SHARES OF NO PAR VALUE IN DURBAN ROODEPOORT DEEP, LIMITED

Application is hereby made for the listing of the following new ordinary shares of no par value in Durban Roodepoort Deep, Limited.

No. of Shares	Issue Price:
5 231	18.51
4 250	4.52
5 000	4.52
3 750	4.52
12 500	4.52
13 750	4.52

The new ordinary shares are to be listed on 17 February 2004 or as soon as possible thereafter.

The share capital of the company prior to this application:

Authorised:	300 000 000 ordinary no par value shares
Issued:	231 894 380 ordinary no par value Shares
Stated Capital Account:	R3 178 683 805.82

DRD Building 45 Empire Road Parktown Johannesburg PO Box 390 Maraisburg 1700 Telephone (27-11) 381-7800 Fax (27-11) 482-1022

The share capital subsequent to this application:	
Authorised:	300 000 000 ordinary no par value shares
Issued:	231 938 861 ordinary no par value shares
Stated Capital Account:	
Balance B/F	R3 178 683 805.82
This issue	R 274 235.81
Total	R3 178 958 041.63

The new shares will rank parri passu with the existing ordinary shares of the company in issue.

The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

The participant has now exercised a number of his/her options.
Accordingly, a listing thereof is being sought.

The directors have authorised this application in terms of the resolution dated 28 January 1998.

The new shares will be allotted and issued on or about 17 February 2004.

Block listing calculation:

Balance b/f	R11 191 092.94
This issue	R 274 235.81
Balance available	R10 916 857.13

Yours faithfully



Director



Secretary

Sponsor

DURBAN ROODEPOORT DEEP, LIMITED

("the Company")

EXTRACT FROM A RESOLUTION OF THE DIRECTORS OF DURBAN ROODEPOORT DEEP, LIMITED PASSED ON 28 JANUARY 1998

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE DURBAN ROODEPOORT DEEP (1996) SHARE OPTION SCHEME ("the Scheme")

RESOLVED:

THAT any one director and the secretary be and he/she is hereby authorised to allot and issue ordinary shares in the capital of the Company to participants in the scheme, and to make application to the Johannesburg Stock Exchange for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

CERTIFIED A TRUE COPY



SECRETARY

17/02/04

DATE


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

18 February 2004
REF: MR/jvdm/10774

The Company Secretary
Durban Roodepoort Deep Limited
P O Box 390
MARAISBURG
1700

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 17 February 2004 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 19 February 2004 in respect of 44 481 ordinary shares of no par value.

Our records reflect the authorised ordinary share capital of your company as 300 000 000 ordinary shares of no par value and will be amended to show the stated capital as R3 178 958 041-63 divided into 231 938 861 ordinary shares of no par value.

A balance of R11 191 092-94 has been brought forward from your previous application dated 13 February 2004. The issue price of the shares which are the subject of this application is R274 235-81 which leaves a balance of R10 916 857-13 to your credit for any future applications.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. Standard Corporate and Merchant Bank
Attention : Colin Maggs

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1895/000926/06

Name of company Durban Roodepoort Deep, Limited

1. Date of allotment of shares 17-02-2004

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
300 000 000	ORD	5000 000	Cum-Pref	0-10	500 000-00
Total	Total			Total	R 500 000-00

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 19-02-2004

Name of company Durban Roodepoort Deep, Limited

Postal address P. O. Box 390
Maraisburg
1700

Date of receipt by
Registrar of Companies

REGISTRATEUR VAN MAATSKAPPYE
EN VAN BESLOTE KORPORASIES

Date stamp of companies
Registration Office

2004 -02- 24

REGISTRAR OF COMPANIES
AND OF CLOSE CORPORATIONS

Registrar of Companies

NAME	NO OF SHARES	ISSUE PRICE:
F H Coetzee	5 231	R18.51
C Barkhuysen	4 250	R4.52
P Jooste	5 000	R4.52
A Du Plessis	3 750	R4.52
E du Plessis	12 500	R4.52
P du Plooy	13 750	R4.52

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
231 894 380	ORD	(1)	(2)	5000 000	Cum Pref	0-10	500 000-00
Total 231 894 380		Total	R	Total		Total	R 500 000-00

(1) 13,70746373 (2) (3) 3178 683 805-82

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ____ R 500 000-00

Stated capital ____ R 3178 683 805-82

Premium account ____ R ____

Total issued capital ____ R 3179 183 805-82

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
5231		18-51	96825-81					
4250	ORD	4-52	19210					
5000		4-52	22600					
3750	ORD	4.52	16950					
12500		4-52	56500					
13750	ORD	4.52	62150					
Total 44481		Total	R 274235-81	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

Shares Issue I.T.O Employee Share Options

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
	ND		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
231 938 861	ORD	(1)	(2)	500 000	Cum Pref	0-10	—	-	500 000-00
Total 231938861		Total	R	Total			Total	R	500 000-00

(2) (3) 3178 958 041-63

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ________ R 500 000-00

State capital ________ R 3178 958 041-63

Premium account ________ R ________

Total issued capital ________ R 3179 458 041-63

Certified correct.

Date 19-02-2004 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

STATED CAPITAL Account

Balance B/F	3178 683 805-82
This issue	274 235-81
	3178 958 041-63